Exhibit 99.1
Pony AI Inc. Supplemental and Updated Disclosures
Pony AI Inc. (the “Company” or “we”) has published a prospectus in Hong Kong (the “Hong Kong Prospectus”) in connection with a proposed dual primary listing (the “Listing”) of its Class A ordinary shares (the “Shares”), with a par value US$0.0005 per share, on the Main Board of the Stock Exchange of Hong King Limited (the “Hong Kong Stock Exchange”) together with an initial public offering of the Shares on the Hong Kong Stock Exchange ( the “Offering”).
The Hong Kong Prospectus contains new and supplemental descriptions of certain aspects of the Company’s business and financial information and arrangements with cornerstone investors as required by the Hong Kong Stock Exchange Listing Rules as well as updated disclosures of certain information previously disclosed in the Company’s annual report on Form 20-F for the year ended December 31, 2024 (the “2024 Form 20-F”) and in the Company’s current report on Form 6-K furnished on October 20, 2025 (the “Super 6-K”). This Supplemental and Updated Disclosures exhibit sets forth such new, supplemental, and updated information and disclosures as described below. The disclosures herein supplement, and should be read in conjunction with, the disclosures in the 2024 Form 20-F, the Super 6-K and other disclosures furnished on Form 6-K. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Hong Kong Prospectus.
There is no assurance as to if or when the Listing and Offering will take place. This communication is neither an offer to sell nor a solicitation of an offer to buy, nor shall there be any offer, solicitation or sale of the Company’s securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful.

FORWARD-LOOKING STATEMENTS
This exhibit contains forward-looking statements and information relating to us and our subsidiaries that are based on the beliefs of our management as well as assumptions made by and information currently available to our management. When used in this exhibit, the words “aim,” “anticipate,” “aspire,” “believe,” “could,” “expect,” “going forward,” “intend,” “may,” “ought to,” “plan,” “project,” “schedule,” “seek,” “should,” “target,” “vision,” “will,” “would,” and the negative of these words and other similar expressions, as they relate to us or our management, are intended to identify forward-looking statements. Such statements reflect the current views of our management with respect to future events, operations, liquidity and capital resources, some of which may not materialize or may change. These statements are subject to certain risks, uncertainties and assumptions, including the risk factors as described in “Risk Factors” and elsewhere in this exhibit, some of which are beyond our control and may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. You are strongly cautioned that reliance on any forward-looking statements involves known and unknown risks and uncertainties. The risks and uncertainties facing us which could affect the accuracy of forward-looking statements include, but are not limited to, the following:
•
our operations and business prospects;

•
future developments, trends and conditions in the industries and markets in which we operate or plan to operate;

•
general economic, political and business conditions in the markets in which we operate, including but not limited to interest rates, foreign exchange rates;

•
changes to the regulatory environment in the industries and markets in which we operate;

•
our ability to maintain relationship with, and the actions and developments affecting, our major business partners, suppliers and future customers;

•
our ability to maintain the market positions and the actions and developments of our competitors;

•
our ability to effectively control costs and operating expenses;

•
the ability of business partners to perform in accordance with contractual terms and specifications;

•
our ability to retain senior management and key personnel and recruit qualified staff;

•
our business strategies and plans to achieve these strategies, including our business development plans, commercialization strategies and geographic expansion plans; and

•
all other risks and uncertainties described in “Risk Factors.”

By their nature, certain disclosures relating to these and other risks are only estimates and should one or more of these uncertainties or risks, among others, materialize, actual results may vary materially from those estimated, anticipated or projected, as well as from historical results. Specifically, but without limitation, sales could decrease, costs could increase, capital costs could increase, capital investment could be delayed and anticipated improvements in performance might not be fully realized.
Subject to the requirements of applicable laws, rules and regulations, we do not have any and undertake no obligation to update or otherwise revise the forward-looking statements in this exhibit, whether as a result of new information, future events or otherwise. As a result of these and other risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this exhibit might not occur in the way we expect or at all. Accordingly, you should not place undue reliance on any forward-looking information. All forward-looking statements in this exhibit are qualified by reference to the cautionary statements in this section as well as the risks and uncertainties discussed in the section headed “Risk Factors” in our 2024 Form 20-F and exhibit 99.1 of the Super 6-K.
In this exhibit, statements of or references to our intentions or those of our Directors are made as of the date of this exhibit. Any such information may change in light of future developments.

ii

Recent Development	1
Cornerstone Investment	2

iii

RECENT DEVELOPMENT

Recent Development for the First Nine Months of 2025
The below description is based on management accounts which remain subject to the completion of managements’ final review and our other closing procedures, or subsequent events, as well as the completion of the audit/review of our financial statements.
We recorded a period-over-period increase in revenue in the nine months ended September 30, 2025. The increase was mainly driven by robust growth in both robotaxi and licensing and applications revenues.
Revenue from our robotaxi business increased in the nine months ended September 30, 2025, primarily driven by (i) increased revenue from AV engineering solution projects in overseas markets and revenue contribution from new customers in China, and (ii) the strong growth in fare-charging robotaxi operations mainly attributable to expanding user adoption, growing demand in Tier-1 cities and an increased number of commercial operating robotaxis. The total number of public-facing orders received increased from over 201,000 in the nine months ended September 30, 2024 to over 396,000 in the same period in 2025. Revenue from our robotruck business remained relatively stable in the nine months ended September 30, 2025 as compared to the same period in 2024, with 159 corporate customers for robotruck business served in the nine months ended September 30, 2025. Revenue from our licensing and applications business increased significantly in the nine months ended September 30, 2025, mainly driven by the growth in the number of domain controller products sold, supported by rising demand from both new and existing customers in the robot-delivery sector. The number of domain controllers sold increased significantly from over 500 sets in the nine months ended September 30, 2024 to over 12,000 sets in the nine months ended September 30, 2025.
Our overall gross profit and gross profit margin improved in the nine months ended September 30, 2025 as compared to the same period in 2024, mainly driven by the increased revenue contribution from our robotaxi business with a higher gross profit margin and a reduced revenue contribution from other business lines with a lower gross profit margin. Our gross profit margin for robotaxi business improved significantly in the nine months ended September 30, 2025 as compared to the same period in 2024, primarily due to a higher proportion of project-based revenues, which generally carry a higher gross profit margin. The gross profit margin for our robotruck business also improved, mainly as we expanded the engineering solution projects, which generally have a relatively higher gross profit margin, for a robotruck client. The gross profit margin for licensing and applications business decreased, as we secured more orders for sales of domain controller products in the nine months ended September 30, 2025, which generally carry a lower gross profit margin compared to other solution-based revenues.
We continue to experience net operating cash outflow and require capital expenditure to support our growth.

CORNERSTONE INVESTORS

THE CORNERSTONE PLACING
We have entered into cornerstone investment agreements (each a “Cornerstone Investment Agreement” and collectively, the “Cornerstone Investment Agreements”) with the cornerstone investors set out below (each a “Cornerstone Investor” and collectively, the “Cornerstone Investors”), pursuant to which the Cornerstone Investors have agreed to, subject to certain conditions, subscribe, or cause their designated entities to subscribe, at the International Offer Price for such number of Offer Shares (rounded down to the nearest whole board lot of 100 Class A Ordinary Shares) that may be purchased for an aggregate amount of US$120 million (or approximately HK$932.31 million (the “Cornerstone Placing”). The aggregate amount of the investment contributed by the Cornerstone Investors does not include brokerage, SFC transaction levy, AFRC transaction levy and Hong Kong Stock Exchange trading fee which the Cornerstone Investors will pay in respect of the International Offer Shares to be subscribed by them.
Assuming an International Offer Price of HK$180.00 as the indicative offer price, being the maximum Public Offer Price, the total number of Offer Shares to be subscribed by the Cornerstone Investors would be 5,179,300 Offer Shares. The table below reflects the shareholding immediately after the Global Offering assuming there is no other change made to the issued share capital of our Company between the Latest Practicable Date and the Listing Date (or the date of exercise of Over-allotment Option (where applicable)).
Assuming the Offer Size Adjustment Option is not exercised						Assuming the Offer Size Adjustment Option is exercised in full
Assuming the Over-allotment Option is not exercised			Assuming the Over-allotment Option is exercised in full			Assuming the Over-allotment Option is not exercised			Assuming the Over-allotment Option is exercised in full
Approximate % of the Offer Shares	Approximate % of Class A Ordinary Shares in issue	Approximate % of the total issued share capital	Approximate % of the Offer Shares	Approximate % of Class A Ordinary Shares in issue	Approximate % of the total issued share capital	Approximate % of the Offer Shares	Approximate % of Class A Ordinary Shares in issue	Approximate % of the total issued share capital	Approximate % of the Offer Shares	Approximate % of Class A Ordinary Shares in issue	Approximate % of the total issued share capital
12.34%	1.50%	1.21%	10.73%	1.47%	1.19%	10.73%	1.47%	1.19%	9.33%	1.44%	1.18%
We believe that the Cornerstone Placing signifies our Cornerstone Investors’ confidence in our Company and its business prospect, and that the Cornerstone Placing will help to raise the profile of our Company. Our Company became acquainted with each of the Cornerstone Investors during its ordinary course of operations, either through the Group’s business network or through introduction by the Company’s business partners or the Overall Coordinators and other capital market intermediaries in the Global Offering.
To the best knowledge of the Company, among the Cornerstone Investors, Hel Ved (as defined below) and a close associate of Ghisallo (as defined below) are existing minority Shareholders of our Company. The Stock Exchange has granted a waiver from strict compliance with the requirements under Rule 10.04 of the Listing Rules and consent under paragraph 1C(2) of Appendix Fl to the Listing Rules to permit offer shares in the International Offering to be placed to certain existing minority Shareholders. For further details, please see the section headed “Waivers and Exemption — Waiver in relation to the Subscription for Shares by Existing Shareholders” in the Hong Kong Prospectus.
Save for Hel Ved (as defined below), who is an existing Shareholder holding approximately 0.1% of the shareholding interests of the Company prior to the Global Offering, and Ghisallo (as defined below), whose close associate is an existing shareholder holding approximately 0.6% of the shareholding interests of the Company prior to the Global Offering, to the best knowledge of our Company, each of the Cornerstone Investors (i) is independent of the other Cornerstone Investors, our Group, our connected persons and their respective associates, and is not an existing Shareholder or a close associate of our Group; (ii) none of the Cornerstone Investors is accustomed to taking instructions from our Company, the Directors, the Company’s chief executives, our Controlling Shareholders, substantial shareholders, existing Shareholders or any of their respective subsidiaries or their respective close associates in relation to the acquisition, disposal, voting or other disposition of the Offer Shares; (iii) none of the subscription of the relevant Offer Shares by any of the Cornerstone Investors is financed by our Company, the Directors, the Company’s chief executives, our Controlling Shareholders, substantial shareholders, existing Shareholders or any of their respective subsidiaries or their respective close associates; (iv) each Cornerstone Investor will be utilizing their internal

CORNERSTONE INVESTORS

resources as their source of funding for the subscription of the Offer Shares; and (v) no approval from other stock exchange is required for each Cornerstone Investor’s investment in our Company as described in this section.
The Cornerstone Placing will form part of the International Offering, and save as otherwise consented from the Stock Exchange, the Cornerstone Investors and their respective close associates will not subscribe for any Offer Shares under the Global Offering other than pursuant to the Cornerstone Investment Agreements. The Offer Shares to be subscribed by the Cornerstone Investors will rank pari passu in all respects with the fully paid Shares in issue and all the Class A Ordinary Shares to be subscribed by the Cornerstone Investors will be counted towards the public float for the purpose of Rule 8.08 of the Listing Rules. Immediately following the completion of the Global Offering, the Cornerstone Investors will not have any Board representation in our Company; and none of the Cornerstone Investors will become a substantial shareholder of our Company. Other than a guaranteed allocation of the relevant Offer Shares at the International Offer Price, the Cornerstone Investors do not have any preferential rights in the Cornerstone Investment Agreements compared with other public Shareholders. There are no side agreements or arrangements between our Company and the Cornerstone Investors or any benefit, direct or indirect, conferred on the Cornerstone Investors by virtue of or in relation to the Listing.
The Cornerstone Investors have agreed to pay for the relevant Offer Shares that they have subscribed before dealings in the Company’s Shares commence on the Stock Exchange. There will be no deferred settlement of the Offer Shares to be subscribed by the Cornerstone Investors. Where delayed delivery takes place, each Cornerstone Investor that may be affected by such delayed delivery arrangement has agreed that it shall nevertheless pay for the relevant Offer Shares in full before the Listing.
The total number of Offer Shares to be subscribed by the Cornerstone Investors may be affected by reallocation of the Offer Shares between the International Offering and the Hong Kong Public Offering as described in the paragraph headed “Structure of the Global Offering — The Hong Kong Public Offering — Reallocation” in the Hong Kong Prospectus. The number of Offer Shares to be acquired by each Cornerstone Investor may be reduced on a pro rata basis in accordance with the terms of the Cornerstone Investment Agreement to satisfy the short fall, after taking into account the requirements under Appendix F1 to the Listing Rules as well as the discretion of the Overall Coordinators on behalf of the International Underwriters to exercise the Over-allotment Option.
To the best knowledge of our Company, the Cornerstone Investors make independent investment decisions, their subscription under the Cornerstone Investment Agreements would be financed by their own internal resources, financial resources of their shareholders or (in the case of Cornerstone Investors which are funds or investment managers) the assets managed for their investors as the source of funding for the subscription of the Offer Shares, and they each have sufficient funds to settle their respective investments under the Cornerstone Placing. Each of the Cornerstone Investors has confirmed that all necessary approvals have been obtained with respect to the Cornerstone Placing.
Details of the actual number of Offer Shares to be allocated to the Cornerstone Investors will be disclosed in the allotment results announcement of our Company to be published on or around November 5, 2025.
THE CORNERSTONE INVESTORS
The information about our Cornerstone Investors set forth below has been provided by our Cornerstone Investors in connection with the Cornerstone Placing.
Eastspring
Eastspring Investments (Singapore) Limited (“Eastspring”), established in 1994 and headquartered in Singapore, brings over 30 years of investment expertise in Asia. Eastspring is ultimately 100% held by Prudential plc, a publicly listed company, which has dual primary listings on the Stock Exchange of Hong

CORNERSTONE INVESTORS

Kong (HKEX: 2378) and the London Stock Exchange (LSE: PRU), and a secondary listing on the Singapore Stock Exchange (SGX: K6S) and a listing on the New York Stock Exchange (NYSE: PUK) in the form of American Depositary Receipts.
As of June 30, 2025, Eastspring manages US$275 billion in assets. Eastspring offers a diverse range of investment strategies for both Asian and non-Asian institutions, working closely with its local offices to deliver tailored solutions to institutional clients. Eastspring, acting as the discretionary investment manager for and on behalf of two discretionary funds (the “ESI Managed Funds”), has agreed to participate in the Global Offering and for such ESI Managed Funds to invest as Cornerstone Investor. The ESI Managed Funds comprise an open-end mutual fund (namely EASTSPRING INVESTMENTS — ASIA OPPORTUNITIES EQUITY FUND) and a segregated mandate (namely AHAPAG — ASIA PACIFIC ACTIVE GROWTH EQUITY PORTFOLIO) established under various jurisdictions and have multiple holders, who together with their ultimate beneficial owners are, to the best of the knowledge, information and belief of the Company, Independent Third Parties. The only ultimate beneficial owner for each of EASTSPRING INVESTMENTS — ASIA OPPORTUNITIES EQUITY FUND and AHAPAG — ASIA PACIFIC ACTIVE GROWTH EQUITY PORTFOLIO is Prudential plc.
Ghisallo
Ghisallo Fund Master Ltd (“Ghisallo”) is wholly owned by Ghisallo Master Fund LP (“Ghisallo Master”) which is a pooled investment fund domiciled in the Cayman Islands with notional assets under management of approximately US$5.9 billion as of September 30, 2025. The general partner of Ghisallo Master is Ghisallo Master Fund General Partner LP (“Ghisallo Master GP”), holding less than 1% of the partnership interest of Ghisallo Master. The general partner of Ghisallo Master GP is Ghisallo MGP LLC (“MGP”), who holds more than 30% of the partnership interests in Ghisallo Master GP. Ghisallo’s discretionary investment manager is Ghisallo Capital Management (HK) Limited, a licensed corporation in Hong Kong by the SFC as a Type 9 Asset Manager. Ghisallo Master’s discretionary investment manager is Ghisallo Capital Management LLC, a US registered investment advisor, which is also a discretionary investment manager of Ghisallo. Ghisallo Master is an existing Shareholder of the Company.
Except Michael Germino, who is an Independent Third Party of the Company, no parties own 30% or more of interests in Ghisallo Master GP, MGP, Ghisallo Capital Management (HK) Limited and Ghisallo Capital Management LLC (“Ghisallo GP entities”).
Ghisallo is wholly owned by Ghisallo Master. No parties own 30% or more of partnership interest in Ghisallo Master. Michael Germino controls Ghisallo and Ghisallo Master due to his ultimate control over the Ghisallo GP entities.
Hel Ved
Hel Ved Master Fund (“HVMF”) is an exempted company incorporated in the Cayman Islands and registered with the Cayman Islands Monetary Authority since 2020. It is managed by Hel Ved Capital Management Limited, a company incorporated in Hong Kong and licensed by the Securities and Futures Commission of Hong Kong to carry on type 4 (advising on securities) and type 9 (asset management) regulated activity. Mr. Yunmin Chai is the founder, chief investment officer and ultimate beneficial owner of Hel Ved Capital Management Limited. Mr. Yunmin Chai is an Independent Third Party to the Company. HVMF’s investment objective is to preserve capital and seek risk adjusted absolute returns, through investing primarily in Asia driven technology, media, communications and consumer discretionary companies, and selectively in companies adopting technology in other sectors. The Fund has professional investors including private banks, global family offices, funds of funds, foundations and high net worth individuals. There is no single investor who holds 30% or more in HVMF from a beneficial ownership perspective. HVMF is an existing Shareholder of the Company.
Athos
Athos Capital Limited (“Athos Capital”) serves as the discretionary investment manager of each of Athos Asia Event Driven Master Fund and New Holland Tactical Alpha Fund LP. Athos Capital is entering into the

CORNERSTONE INVESTORS

Cornerstone Investment Agreement in its capacity as the investment advisor for and on behalf of Athos Asia Event Driven Master Fund and New Holland Tactical Alpha Fund LP. There is no limited partner that holds 30% or more interest in Athos Asia Event Driven Master Fund. Save as (1) New Holland Tactical Alpha Feeder Fund LP and (2) New Holland Tactical Alpha Master Fund LP, both are Independent Third Parties to the Company who holds 30% or more interest in New Holland Tactical Alpha Fund LP, there is no other limited partner that holds 30% or more interest in New Holland Tactical Alpha Fund LP. New Holland Bleeker Fund LP is the only investor which holds 30% or more interest in New Holland Tactical Alpha Feeder Fund LP. BPF Bouw (The Foundation for the Construction Industry Pension Fund) is the only investor which holds 30% or more interest in New Holland Bleeker Fund LP, and there is no ultimate beneficial owner holds 30% or more interest in BPF Bouw. There is no limited partner that holds 30% or more interest in New Holland Tactical Alpha Master Fund LP.
Athos Capital manages assets on behalf of a global institutional investor base, including sovereign wealth funds, university endowments, foundations and family offices. Founded in 2011, Athos Capital pursues a variety of investment strategies with a view to providing superior and sustainable long term returns for its clients. Athos Capital is wholly-owned by Independent Third Parties, Mr. Matthew Love Moskey and Mr. Friedrich Bela Schulte-Hillen, who also serve as the two responsible officers of Athos Capital.
Ocean Arete
Ocean Arete Limited (“Ocean Arete”) is licensed by the Securities and Futures Commission to perform type 9 Asset Management activities in Hong Kong. Ocean Arete based in Hong Kong and have only one office currently. Ocean Arete is the discretionary investment manager of Arete Macro Fund (“AMF”) and the sub-investment manager of Tycho Arete Macro Fund (“TYC”, a UCITS fund). Ocean Arete is entering into the Cornerstone Investment Agreement in its capacity as the investment manager for and on behalf of AMF and TYC. As at September 1, 2025, save as Trans Canada Capital (an Independent Third Party to the Company, the ultimate beneficial owner of which is Air Canada, a public listed company listed on the Toronto Stock Exchange (TSE: AC)), there is no ultimate beneficial owner who holds 30% or more of the interests in AMF. There is no ultimate beneficial owner who holds 30% or more of the interests in TYC. Mr. Li Zemin, the founder and chief investment officer, and his spouse, Ms. Yang Yiqi, are ultimate beneficial owners of Ocean Arete and each is an Independent Third Party. No other shareholders of Ocean Arete holds 30% or more of the shareholding interests of Ocean Arete.
Based on the International Offer Price of HK$180.00 as the indicative offer price (being the maximum Public Offer Price) and assuming that the Offer Size Adjustment Option is not exercised
			Approximate % of Total Number of Offer Shares		Approximate % of Class A Ordinary Shares in issue immediately following the Completion of the Global Offering		Approximate % of total Shares in issue immediately following the Completion of Global Offering
Cornerstone Investor	Investment amount(1)	Number of Offer Shares(2)	Assuming the Over- allotment Option is not exercised	Assuming the Over- allotment Option is fully exercised	Assuming the Over- allotment Option is not exercised	Assuming the Over- allotment Option is fully exercised	Assuming the Over- allotment Option is not exercised	Assuming the Over- allotment Option is fully exercised
	(US$ in millions)
Eastspring	20	863,200	2.06%	1.79%	0.25%	0.24%	0.20%	0.20%
Ghisallo	50	2,158,100	5.14%	4.47%	0.62%	0.61%	0.51%	0.50%
Athos	25	1,079,000	2.57%	2.24%	0.31%	0.31%	0.25%	0.25%
Hel Ved	15	647,400	1.54%	1.34%	0.19%	0.18%	0.15%	0.15%
Ocean Arete	10	431,600	1.03%	0.89%	0.12%	0.12%	0.10%	0.10%
Total	120	5,179,300	12.34%	10.73%	1.50%	1.47%	1.21%	1.19%

CORNERSTONE INVESTORS

Notes:
(1)
The investment amount excludes brokerage, SFC transaction levy, AFRC transaction levy and Stock Exchange trading fee, and is calculated based on the exchange rate set out in the section headed “Information about this Prospectus and the Global Offering — Exchange Rate Conversion” in the Hong Kong Prospectus.

(2)
Rounded down to the nearest whole board lot of 100 Class A Ordinary Shares, and is calculated based on the exchange rate set out in the section headed “Information about this Prospectus and the Global Offering — Exchange Rate Conversion” in the Hong Kong Prospectus.

Based on the International Offer Price of HK$180.00 as the indicative offer price (being the maximum Public Offer Price) and assuming that the Offer Size Adjustment Option is exercised in full
			Approximate % of Total Number of Offer Shares		Approximate % of Class A Ordinary Shares in issue immediately following the Completion of the Global Offering		Approximate % of total Shares in issue immediately following the Completion of Global Offering
Cornerstone Investor	Investment amount(1)	Number of Offer Shares(2)	Assuming the Over- allotment Option is not exercised	Assuming the Over- allotment Option is fully exercised	Assuming the Over- allotment Option is not exercised	Assuming the Over- allotment Option is fully exercised	Assuming the Over- allotment Option is not exercised	Assuming the Over- allotment Option is fully exercised
	(US$ in millions)
Eastspring	20	863,200	1.79%	1.56%	0.24%	0.24%	0.20%	0.20%
Ghisallo	50	2,158,100	4.47%	3.89%	0.61%	0.60%	0.50%	0.49%
Athos	25	1,079,000	2.24%	1.94%	0.31%	0.30%	0.25%	0.24%
Hel Ved	15	647,400	1.34%	1.17%	0.18%	0.18%	0.15%	0.15%
Ocean Arete	10	431,600	0.89%	0.78%	0.12%	0.12%	0.10%	0.10%
Total	120	5,179,300	10.73%	9.33%	1.47%	1.44%	1.19%	1.18%

Notes:
(1)
The investment amount excludes brokerage, SFC transaction levy, AFRC transaction levy and Stock Exchange trading fee, and is calculated based on the exchange rate set out in the section headed “Information about this Prospectus and the Global Offering — Exchange Rate Conversion” in the Hong Kong Prospectus.

(2)
Rounded down to the nearest whole board lot of 100 Class A Ordinary Shares, and is calculated based on the exchange rate set out in the section headed “Information about this Prospectus and the Global Offering — Exchange Rate Conversion” in the Hong Kong Prospectus.

CLOSING CONDITIONS
The obligation of each of the Cornerstone Investors to subscribe for the Offer Shares under their respective Cornerstone Investment Agreement is subject to, among other things, the following closing conditions:
(i)
the Hong Kong Underwriting Agreement and the International Underwriting Agreement being entered into and having become effective and unconditional (in accordance with their respective original terms or as subsequently waived or varied by agreement of the parties thereto) by no later than the time and date as specified in the Hong Kong Underwriting Agreement and the International Underwriting Agreement, and neither the Hong Kong Underwriting Agreement nor the International Underwriting Agreement having been terminated;

(ii)
the International Offer Price having been agreed according to the Hong Kong Underwriting Agreement, the International Underwriting Agreement and the Price Determination Agreement among the parties thereto in connection with the Global Offering;

CORNERSTONE INVESTORS

(iii)
the Listing Committee having granted the approval for the listing of, and permission to deal in, the Class A Ordinary Shares (including the Shares under the Cornerstone Placing) as well as other applicable waivers and approvals and such approval, permission or waiver having not been revoked prior to the commencement of dealings in the Class A Ordinary Shares on the Stock Exchange;

(iv)
no laws having been enacted or promulgated by any governmental authority which prohibits the consummation of the transactions contemplated in the Global Offering or each Cornerstone Investment Agreement, and there being no orders or injunctions from a court of competent jurisdiction in effect precluding or prohibiting consummation of such transactions; and

(v)
the respective representations, warranties, acknowledgements, undertakings, and confirmations of the Cornerstone Investors under their respective Cornerstone Investment Agreement are and will be accurate, true and complete in all material respects and not misleading or deceptive and that there is no material breach of the respective Cornerstone Investment Agreement on the part of the relevant Cornerstone Investor.

RESTRICTIONS ON THE CORNERSTONE INVESTORS
Each Cornerstone Investor has agreed that it will not, whether directly or indirectly, at any time during the period of six months from and including the Listing Date (the “Lock-up Period”), dispose of any of the Offer Shares they have purchased pursuant to the relevant Cornerstone Investment Agreements, save for certain limited circumstances, such as transfers to any of its wholly-owned subsidiaries who will be bound by the same obligations of such Cornerstone Investor, including the Lock-up Period restriction, as the case maybe.